Exhibit 12.1

EnergySolutions, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	For the quarter ended		For the year ended
	March 31, 2011	March 31, 2010	2010	2009	2008	2007	2006
Earnings
Earnings before income taxes and noncontrolling interest	$12,000	$7,906	$9,284	$66,551	$67,612	$2,511	$24,521
Fixed charges	18,320	8,954	72,696	31,307	45,388	76,388	69,320
Dividends of unconsolidated joint ventures	2,587	—	11,087	5,659	3,996	857	192
Equity in income of unconsolidated joint ventures	(1,400)	(2,363)	(13,120)	(7,573)	(3,167)	(1,373)	(92)
Net income attributable to noncontrolling interest	(909)	(151)	(2,081)	(1,131)	(1,333)	(92)	—

Total earnings	$30,598	$14,346	$77,866	$94,813	$112,496	$78,291	$93,941

Fixed charges
Interest expense	$17,523	$7,213	$47,342	$25,947	$41,043	$68,073	$60,243
Amortization of debt issuance cost	527	1,463	24,145	4,456	3,552	7,359	8,323
Interest component of lease expense	270	278	1,209	904	793	956	754

Total fixed charges	$18,320	$8,954	$72,696	$31,307	$45,388	$76,388	$69,320

Ratio of earnings to fixed charges	1.7	1.6	1.1	3.0	2.5	1.0	1.4